UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 30, 2003

OM GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-12515
(Commission File Number)

52-1736882
(I.R.S. Employer Identification Number)

Tower City
50 Public Square
Suite 3500
Cleveland, Ohio 44113-2204
(Address of principal executive offices)
(Zip code)

(216) 781-0083
(Registrant's telephone number, including area code)

TABLE OF CONTENTS

ITEM 12. DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 30, 2003, OM Group, Inc. issued a press release announcing financial results for the quarter ended September 30, 2003. A copy of this press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OM Group, Inc.

(Registrant)

Date: October 30, 2003

/s/ Thomas R. Miklich

Name: Thomas R. Miklich
Title: Chief Financial Officer